FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 02, 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

02 November 2018

Statement on the publication of the 2018 EBA EU-wide stress test results and update on Pillar 2A

The Royal Bank of Scotland Group plc ("RBS") today updates the market on two developments.

2018 EBA EU-wide stress test results

RBS notes the announcement made today by the European Banking Authority ("EBA") regarding the results of the 2018 EBA EU-wide stress test.

On a fully loaded Basel 3 and IFRS 9 basis, RBS's modelled Common Equity Tier 1 ("CET1") ratio under the adverse scenario was 9.5% as at 31 December 2019. The low-point on a transitional IFRS 9 basis was 9.9% (as at 31 December 2019).

RBS's modelled low-point Leverage ratio under the adverse scenario was 4.1% on a fully loaded Basel 3 and IFRS9 basis as at 31 December 2018, and 4.8% under the IFRS 9 transitional definition as at 31 December 2020.

Commenting on the results, Katie Murray, Interim Chief Financial Officer, said:

"This result is a clear demonstration of the bank's financial resilience and our ability to continue to support our customers, even in the difficult economic scenario modelled as part of this exercise."

The detailed results of the stress test are available via the link below:

http://storage.eba.europa.eu/documents/10180/2419188/EBA_ST_UK_2138005O9XJIJN4JPN90.pdf

Update on Pillar 2A

The Prudential Regulatory Authority has confirmed to RBS that its consolidated Pillar 2A requirement reduced to 3.6%, of which 2.0% must be met by CET1 (this represents a reduction of approximately 15 basis points) , as calculated against Q3 2018 risk weighted assets of £194.5 billion. Together with the Pillar 1 requirement of 8%, RBS's consolidated Total Capital Requirement is therefore 11.6%.

For further information, please contact:

Investor Relations

+44 (0) 20 7672 1758

RBS Media Relations

+44 (0) 131 523 4205

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including (but not limited to) those related to RBS and its subsidiaries' regulatory capital position and funding requirements, financial position, ongoing litigation and regulatory investigations, profitability and financial performance (including financial performance targets and expectations), structural reform and the implementation of the UK ring-fencing regime, the implementation of RBS's restructuring and transformation programme, impairment losses and credit exposures under certain specified scenarios, increasing competition from new incumbents and disruptive technologies and RBS's exposure to political and economic risks (including with respect to Brexit), operational risk, conduct risk, cyber and IT risk and credit rating risk. In addition, forward-looking statements may include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic and political conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK 2017 Annual Report and Accounts (ARA) and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier:
The Royal Bank of Scotland Group plc - 2138005O9XJIJN4JPN90

Date: 02 November 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary